Exhibit 99.6

Emera Reports 2021 First Quarter Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) reported 2021 first quarter financial results.

Highlights

•

Quarterly adjusted EPS increased by $0.17 to $0.96 driven by continued strength in the regulated portfolio, increased marketing and trading earnings and lower financing and other corporate costs, partially offset by a stronger Canadian dollar (“CAD”).

•	On track to deploy more than $2 billion of capital investment in 2021 to drive rate base growth and advance Emera’s strategy.

•	Filed a petition to increase 2022 base rates at Tampa Electric by $295 million USD.

“We’re off to a solid start this year,” said Scott Balfour, President and CEO of Emera Inc. “Emera’s proven strategy of safely delivering cleaner, affordable and reliable energy has been a driver of growth and innovation for over 15 years. As customers and policymakers look to accelerate the pace of decarbonization, Emera is aligned and well positioned to help lead the energy transition in a way that never loses sight of affordability and reliability for customers while continuing to deliver long-term value to shareholders.”

Q1 2021 Financial Results

Q1 2021 reported net income was $273 million, or $1.08 per common share, compared with net income of $523 million, or $2.14 per common share, in Q1 2020.

Reported net income for Q1 2020 included $321 million of earnings related to the gain on sale of the Emera Maine business, net of tax and transaction costs. In addition, $23 million of after-tax impairment charges were recognized on certain assets in Q1 2020.

Q1 2021 adjusted net income was $243 million, or $0.96 per common share, compared with $193 million, or $0.79 per common share, in Q1 2020.

Growth in quarterly adjusted net income was largely due to increased earnings at Emera Energy Services (“EES”), increased earnings at Peoples Gas (“PGS”) and Tampa Electric, and lower corporate interest and operating, maintenance and general expenses (“OM&G”), partially offset by a stronger CAD.

Strengthening of the CAD exchange rates decreased reported net income by $11 million and decreased adjusted net income by $9 million in Q1 2021 compared to Q1 2020.

Outlook

Emera’s $7.4 billion capital investment plan over the 2021-to-2023 period, and the potential for additional capital opportunities of $1.2 billion over the same period, results in a forecasted rate base growth of 7.5 per cent to 8.5 per cent through 2023. Emera is on track to invest more than $2 billion in 2021, increasing rate base by 6 per cent to $22.5 billion. The capital investment plan continues to include significant investments across the portfolio in renewable and cleaner generation, reliability and integrity investments, infrastructure modernization and customer-focused technologies.

Emera’s capital investment plan is being funded primarily through internally generated cash flows and debt raised at the operating company level. Equity requirements in support of our capital investment plan are expected to be funded through the dividend reinvestment plan, the issuance of preferred equity and the issuance of common equity through our at-the-market program. Maintaining investment-grade credit ratings is a priority of management.

Emera has provided annual dividend growth guidance of four to five per cent through to 2022.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income from 2020 to 2021.

For the	Three months ended
millions of Canadian dollars	March 31
Adjusted net income – 2020[1,2]	$ 193
Operating Unit Performance
Increased earnings at EES due to favourable market conditions driven by colder weather	17
Increased earnings at PGS due to higher base revenues as the result of a base rate increase on January 1, 2021 and customer growth	10
Increased earnings at Tampa Electric due to lower OM&G and higher AFUDC, partially offset by unfavourable weather, higher depreciation expense and a stronger CAD	4
Decreased earnings due to the sale of Emera Maine in Q1 2020	(6)
Tax Related
Revaluation of Nova Scotia net deferred income tax assets and liabilities and recognition of corporate income tax recovery at Barbados Light and Power in Q1 2020	4
Corporate
Decreased OM&G (pre-tax) primarily due to lower long-term incentive compensation expense	16
Decreased interest expense (pre-tax) due to repayment of debt, the impact of a stronger CAD and lower interest rates	13
Other Variances	(8)
Adjusted net income – 2021[1,2]	$ 243

1 See “Non-GAAP Measures” noted below.

2 Excludes the effect of mark-to-market adjustments, gain on sale of Emera Maine and impairment charges, net of tax.

Segment Results and Non-US GAAP Reconciliation

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2021	2020
Adjusted net income[1,2]
Florida Electric Utility[3]	$83	$79
Canadian Electric Utilities[4]	88	92
Other Electric Utilities[2,5]	7	20
Gas Utilities and Infrastructure[6]	80	70
Other[2,7]	(15)	(68)
Adjusted net income[1,2]	$243	$193
Gain on sale, net of tax and transaction costs	-	321
Impairment charges, net of tax	-	(23)
After-tax mark-to-market gain (loss)	30	32
Net income attributable to common shareholders	$273	$523
EPS (basic)	$1.08	$2.14
Adjusted EPS (basic)[1,2]	$0.96	$0.79

1 See “Non-GAAP Measures” noted below.

2 Excludes the effect of mark-to-market adjustments, gain on sale of Emera Maine and impairment charges, net of tax.

3 Increase due to stronger operating earnings, partially offset by a stronger CAD.

4 Decrease due to lower operating earnings at NSPI, primarily due to weather.

5 Decrease due to the sale of Emera Maine in Q1 2020, the recognition of a corporate income tax recovery at Barbados Light and Power in Q1 2020, partially offset by stronger earnings at GBPC.

6 Increase due to stronger operating earnings at PGS due to new base rates and customer growth, partially offset by a stronger CAD.

7 Decreased loss due to stronger marketing and trading earnings, lower corporate financing costs and OM&G and revaluation of Nova Scotia deferred income tax assets and liabilities in Q1 2020.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Wednesday, May 12, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2021 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call by dialing 1-800-585-8367 and entering pass code 7046138.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $31 billion in assets and 2020 revenues of more than $5.5 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H and EMA.PR.J. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Erin Power, Director, Investor Relations

902-428-6760

erin.power@emera.com

Media

902-222-2683

media@emera.com

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